STONECREST CAPITAL MARKETS, INC.

STATEMENT OF FINACIAL CONDITION

DECEMBER 31, 2025

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-48754

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonecrest capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 W. 6th Street, Suite 1550
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Randolph	512-275-6515	jrandolph@stonecrestpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLP
(Name – if individual, state last, first, and middle name)

325 Saint Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09-18-2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Randolph, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonecrest Capital Markets, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STONECREST CAPITAL MARKETS, INC.

DECEMBER 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
Stonecrest Capital Markets, Inc.

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Stonecrest Capital Markets, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 27, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

STONECREST CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	878,150
Due from clearing firm		1,303,520
Deposit with clearing firm		250,000
Accounts receivable		1,320,055
Securities owned		6,649
Advances, net of allowance		538,609
Right of use assets		1,211,175
Due from stockholder		205,906
Prepaid expenses		113,646
Furniture and fixtures, net of depreciation		86,392
Income taxes recievable		400,081
Other assets		2,669
Total Assets	**$**	**6,316,851**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	88,833
Commissions payable		2,144,315
Accrued compensation		159,471
Lease liability		1,211,175
Due to affiliates		198,059
Federal tax provision		169,399
Total liabilities		3,971,251

Shareholders' equity

Common stock - $.01 par value; 100,00 shares authorized		
1,200 shares issued and outstanding		12
Series A preferred stock - $.01 par value; 50,000 shares		
19,500 shares issues and outstanding		195
Additional paid-in capital		1,381,883
Retained earnings		963,510
Total liabilities and shareholders' equity	**$**	**6,316,851**

See notes to the financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Stonecrest Capital Markets, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995, as a wholly owned subsidiary of Stonecrest Holdings, LLC ("Stockholder"). The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business activity is the brokerage of securities. The Company acts as broker across fixed-income sectors, including municipal and government bonds, corporate debt, and interests in mortgages and other receivables. The Company's principal office is located in Austin, Texas with affiliated branch offices in New Jersey and Puerto Rico.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing organization on a fully disclosed basis. The Company's agreement with its clearing firm provides that as clearing organization, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing organization pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing organization also prepares and distributes customer's confirmation and statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB").

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk
The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial Institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash
The Company maintains its bank accounts at two high credit quality financial institutions. The balances at times may exceed the federally insured limits of $250,000. The Company believes it is not exposed to any significant credit risk with respect to cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair value measurement

U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument, and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

Level 1 — Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments included in Level I include listed equities and debt. The Company does not adjust the quoted price for these financial instruments, even in situations where the Company holds a large position, and the sale of such position would likely deviate from the quoted price.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 — Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little, if any, market activity for the investment. Fair value for the investments are estimated by the Company using valuation methodologies that consider a range of factors in estimating the exit price from the perspective of a market participant, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, financial condition, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment by the Company.

Many financial assets and liabilities have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the Company and others are willing to accept for an asset. For financial assets and liabilities whose inputs are based on bid-ask prices, the Company does not require that fair value always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed. Investments that are included in this category generally are privately held debt securities and limited partnership and limited liability company investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair value measurement (continued)

Securities owned:	Fair Value	Level 1	Level 2	Level 3
Restricted Stock	$ 6,649	$ -	$ -	$ 6,649
	$ 6,649	**$ -**	**$ -**	**$ 6,649**

As of December 31, 2025, the Company had $6,649 of restricted stock. The value of the restricted stock is determined by reference to quoted prices less a discount for a lack of marketability due to the restriction imposed.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were no transfers between levels during the period ended December 31, 2025.

Revenue from contracts with customers

The Company recognizes revenue in accordance with ACS 606, *Revenue from Contracts with Customers,* which requires identification of the contract, determination of the performance obligation, determination of the transaction price, allocation of the transaction price to the performance obligation, and recognition of revenue when the performance obligation is satisfied. Revenue is recognized when control of the promised service is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for that service. Revenue from contracts with customers primarily includes commissions, mutual fund fees, and investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company earns commissions from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, and are recognized at the point in time that the transaction is executed, i.e., the trade date. The Company believes that its performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Riskless principal trading

The Company earns commissions from riskless principal transactions in which the Company receives a buy or sell order from a customer and the Company purchases or sells the security from or to another person or entity to offset the sale to or purchase from the customer. The riskless principal revenue is earned at the time those transactions are executed. The Company believes that its performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue from contracts with customers (continued)

Tax credit fees

The Company earns fees from the brokerage Puerto Rican Income Tax Credit transactions. The Company receives a fee for each Puerto Rican Income Tax Credit transaction brokered. This fee is negotiated for every transaction and varies based on a variety of factors, including the amount of tax credits transferred between seller and buyer, and the overall market for Puerto Rican Income Tax Credits.

Mutual fund and trailing fees

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Private Placements

Private placement revenues are recorded when all contractual obligations have been performed, and the Company is reasonably assured of their collection. The contractual obligations especially include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefore the Company does not have a significant amount of commissions receivable at the end of a reporting period.

The Company has evaluated principal versus agent considerations under ASC 606 and concluded that it acts as principal in these arrangements, as it controls the promised service of facilitating and closing the alternative investment transactions before transfer to the customer, is primarily responsible for obtaining required approvals and fulfilling obligations and has discretion in establishing transaction terms. Accordingly, private placement revenue is recognized on a gross basis.

Accounts receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Credit Losses

Under the provisions of ASC 326, *Measurement of Credit Losses on Financial Instruments*, the Company is required to use an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company did not have any such credit losses on December 31, 2025.

Leases

Under the provisions of ASC 842, *Leases*, the lease accounting model recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition a right of use asset and a corresponding lease liability relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. Refer to Note 4. Leases, for further discussion.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years. Maintenance and repairs are charged as expense as incurred; major renewals and betterments are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income taxes

The Company files income tax returns in the United States and in various state jurisdictions. The Company reports its income taxes in accordance with the provisions of ASC 740, *Income Taxes,* on an asset/ liability basis. Deferred tax assets and liabilities are recognized for their respective future tax benefits and, or expense. Deferred tax assets and liabilities are attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those future tax benefits and or, expenses are expected to be recovered or settled. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, management considers all available evidence, including historical operating results, projections of future taxable income, and tax planning strategies. Refer to Note 6. Taxes for further discussion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions

The Company applies the provisions of ASC 740-10, *Accounting for Uncertainty in Income Taxes*, whereby the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary. Accordingly, the Company has no uncertain tax positions at December 31, 2025. The Company's tax returns are open for examination for the year 2021 and thereafter.

3. ACCOUNTS WITH CLEARING FIRM

The Company clears certain proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. As established through the clearing agreement between Pershing and the Company, the Company must maintain a minimum balance of $250,000, to serves as a good faith deposit. The Company notes that the minimum balance requirement is determined by the Company's net capital requirements as well as the Company's trading activities. As of December 31, 2025, the Company has $250,000 on deposit with Pershing.

The Company also maintains a receivable balance due from Pershing, this balance represents both cash and cash equivalents maintained in segregated accounts as well as trading and commission income receivable from the clearing firm, Pershing. As of December 31, 2025, the Company has a receivable of $1,303,520 due from Pershing.

4. LEASES

The Company leases office premises under operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments), less the unamortized balance of the lease incentives received. Lease costs for lease payments are recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The ROU asset recorded for the year ended December 31, 2025 was $1,211,175.

4. **LEASES** *(continued)*

Maturities of lease liabilities under noncancelable office operating leases with initial non-cancelable terms in excess of one year are as follows:

2026	267,376
2027	273,416
2028	279,612
2029	253,378
2030	213,245
2031	125,827
Total undiscounted lease payments	1,412,854
Less imputed interest	(201,679)
Lease liability	1,211,175
ROU asset	1,211,175

Weighted average remaining lease term	
Operating leases	6.5 years
Weighted average discount rate	
Operating leases	6.26 %

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e. building property taxes, insurance, and utilities). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2025 was $293,931.

5. INCOME TAXES

The provision for income taxes is summarized as follows:

Federal	$	179,699
State		11,244
Total Tax provision	$	190,943

The Company is subject to the dispositions of the Internal Revenue Code of Puerto Rico for its Puerto Rican sourced income. Approximately $349,854 of the Company's income tax receivable on December 31, 2025, arises from income tax withholdings by Puerto Rico that are to be refunded to the Company.

6. ADVANCES TO BROKERS

Advances to brokers represent notes receivable from brokers to induce them to join the Company that mature from 2026 through 2029. All of the notes bear interest that is forgivable under certain circumstances and therefore no interest income related to these notes has been recognized. The principal of the notes is forgivable if the brokers are employed on specific dates in the future. The principal of the forgivable loans is expensed over the term of employment pursuant to the terms of the notes, with $213,441 expensed in the fiscal year ended December 31, 2025. Total advances to brokers at December 31, 2025, was $538,609. One new advance was made to brokers in the fiscal year ended December 31, 2025.

7. PREFERRED STOCK

The preferred stock of the Company bears a 10% dividend, payable if and when declared. The Company declared and paid a dividend of $1,100,000 in the fiscal year ended December 31, 2025. There are no undeclared and unrecorded dividends at December 31, 2025.

8. RETIREMENT PLAN

The Company sponsors a profit sharing and safe harbor 401(k) plan covering all eligible employees. The plan provides for both discretionary profit-sharing contributions as well as safe harbor matching contributions. The amount expensed under this plan in 2025 was approximately $38,871 which has been included in commissions, compensation, and benefits within the accompanying Statement of Operations.

9. RELATED PARTY

The Company is affiliated with a sister entity that is a Registered Investment Advisor. The Company collects and remits to the sister entity advisory fees generated by the sister entity through the Company's clearing broker. During 2025, the Company collected advisory fees earned by the sister entity of approximately $1,259,000 from its clearing broker dealer. A balance due to the sister entity of $180,620 arose from advisory fees collected by the Company from its clearing broker that have not yet been remitted to the sister entity and is included in due to related parties in the accompanying statement of financial condition.

Separately, the Company has a related party that acts as a professional employer organization (PEO) by providing payroll processing services, health benefits services, and other various administrative services to employees of the Company who operate in Puerto Rico. The related party assesses the Company fees for the performance of these services as well as pays for certain compensation expenses of the Company for which it subsequently seeks reimbursement pursuant to an employee payment services agreement in place between the Company and the related party. The Company incurred approximately $91,000 in fees assessed by the related party for performance of these services that have been included in other expenses in the accompanying statement of operations. The Company has a liability to the related party of $17,439 pursuant to this agreement that is included in due to related parties in the accompanying statement of financial condition.

9. **RELATED PARTY** *(continued)*

The Company has loaned $10,000, $40,000, and $133,915 on July 21, 2021, August 25, 2021, and August 12, 2022, respectively, to its Stockholder pursuant to a master loan agreement that has been consummated between the two entities. The Company considers the aggregate amount of these notes to be fully collectible at December 31, 2025. Each note matures ten years from the closing date of each loan, respectively.

The Company has a management services agreement with its Stockholder. Pursuant to this agreement, the Stockholder provides managerial, accounting, software, and other support services to the Company as well as other related entities in exchange for monthly fees. The Company expensed approximately $7,800 pursuant to this agreement during 2025 that has been included in other expenses in the accompanying statement of operations.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

10. BUSINESS SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including riskless principal transactions, investment banking, and tax credit transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies, refer to Note 1.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act ("the Rule") as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6.67% of aggregate indebtedness.

As of December 31, 2025, the Company had net capital, as defined of $767,239, which exceeded the required minimum of $185,910 by $581,329. Aggregate indebtedness as of December 31, 2025, totaled $2,788,649. The Company's percentage of aggregate indebtedness to net capital was 363%.

12. CONTINGENCIES

In the ordinary course of business, the Company is subject to various legal actions relating to its activities as a broker-dealer including civil actions and arbitrations. From time to time, the Company is also involved in proceedings and investigations by regulatory organizations.

The Company had one arbitration matter in progress as of December 31, 2025, as respondent. Management of the Company believes that the resolution of this matter will not have a significant adverse effect on the financial position of the Company. Accordingly, the Company has not accrued for any contingent liabilities as of December 31, 2025.

13. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred since December 31, 2025 and through the date the financial statements were issued. On February 12, 2026, the Company received notice from Vista Credit Strategic Lending Corp. ("VCSL") of the issuance of 255,669.614 bonus shares of VCSL Class I common stock, effective February 2, 2026. These shares were awarded under VCSL's bonus share program (per Item 10 of the Subscription Agreement) for client investments placed between July 1, 2025, and December 31, 2025, and held as of December 31, 2025. The bonus represents approximately 5% of qualifying shares. The net asset value (NAV) per share as of December 31, 2025, could not be reasonably determined or finalized until the fund completed its year-end closing procedures and confirmed the bonus issuance in February 2026. The estimated fair value of the shares is approximately $5.1 million (based on the NAV of $19.75362 per share at December 31, 2025). The shares will be recognized as non-cash revenue in the first quarter of 2026. Due to the uncertainty surrounding the final NAV determination and share issuance in this illiquid private fund market, this event qualifies as a non-recognized subsequent event and does not impact the reported financial position or results as of and for the year ended December 31, 2025. Management has determined that there are no other material events that would require disclosure in the Company's financial statements.